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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13G

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ___)*

                              WESTECH CAPITAL CORP.

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)

                                   957531 20 5
                                 (CUSIP Number)

                                December 31, 1999

            (Dates of Events Which Require Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957531 20 5                 13G                            Page 2 of 6

1.       Name of Reporting Person
         I. R. S. Identification No. of Above Person (entities only)

         Jay W. Van Ert

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2.       Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                         (b) [ ]

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3.       SEC Use Only

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4.       Citizenship or Place of Organization                      United States

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Number of         5.       Sole Voting Power                          132,050(1)
Shares
Beneficially      6.       Shared Voting Power                            -0-
Owned by
Each              7.       Sole Dispositive Power                     132,050(1)
Reporting
Person With       8.       Shared Dispositive Power                       -0-

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person 132,050(2)

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]

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11.      Percent of Class Represented by Amount in Row (9)               8.5%(3)

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12.      Type of Reporting Person*                                            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)      On the date of the events reported, Mr. Van Ert held 1,145,495 shares directly. On June 29, 2001, Westech Capital Corp. effected a 1 for 10 reverse stock split. On September 12, 2002, Mr. Van Ert sold 20,000 shares of common stock to John J. Gorman for $45,000 in a private transaction. Mr. Van Ert has sole voting and dispositive power with respect to 94,550 shares held directly by him and 37,500 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002.

(2) Mr. Van Ert beneficially owns 94,550 shares held directly by him and 37,500 shares issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002.

(3) Assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

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CUSIP No. 957531 20 5                                                Page 3 of 6

ITEM 1(a).        NAME OF ISSUER:

                  Westech Capital Corp., a Delaware corporation(1)

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2700 Via Fortuna, Suite 400, Austin, Texas   78746

ITEM 2(a).        NAME OF PERSON FILING:

                  Jay W. Van Ert

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2700 Via Fortuna, Suite 400, Austin, Texas   78746

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  957531 20 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

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(1)      During the date of the events reported, Westech Capital Corp.'s state of incorporation was New York. On May 2, 2001, Westech Capital Corp. changed its state of incorporation to Delaware.



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CUSIP No. 957531 20 5                                                Page 4 of 6

ITEM 4.  OWNERSHIP:

         (a)      Amount beneficially owned:                          132,050(1)

         (b)      Percent of class:                                      8.5%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote      132,050(3)

                  (ii)     Shared power to vote or direct the vote        -0-

                  (iii)    Sole power to dispose or to direct the     132,050(3)
                           disposition of

                  (iv)     Shared power to dispose or to direct the
                           disposition of                                 -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

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(1)      On the date of the events reported, Mr. Van Ert held 1,145,495 shares directly. On June 29, 2001 Westech Capital Corp. effected a 1 for 10 reverse stock split. On September 12, 2002, Mr. Van Ert sold 20,000 shares of common stock to John J. Gorman for $45,000 in a private transaction. Mr. Van Ert beneficially owns 94,550 shares held directly by him and 37,500 shares issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002.

(2) Assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

(3) Mr. Van Ert has sole voting and dispositive power with respect to 94,550 shares held directly by him and 37,500 shares of common stock issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of December 28, 2002.



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CUSIP No. 957531 20 5                                                Page 5 of 6

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 957531 20 5                                                Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 2002                             /s/ Jay W. Van Ert
                                             -----------------------------------
                                             Jay W. Van Ert